Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

NAME OF ASSURED (including its Subsidiaries): FRIEDMAN BILLINGS RAMSEY GROUP, INC.

1001 NINETEENTH STREET NORTH
ARLINGTON, VA 22209

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
COMPANY ASSET PROTECTION BOND

Bond Number: 81844444

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana

a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.        BOND PERIOD: from 12:01 a.m. on January 23, 2006 to 12:01 a.m. on March 23, 2007

ITEM 2.        LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 15,000,000	$ 500,000
2.	On Premises	$ 15,000,000	$ 500,000
3.	In Transit	$ 15,000,000	$ 500,000
4.	Forgery or Alteration	$ 15,000,000	$ 500,000
5.	Extended Forgery	$ 15,000,000	$ 500,000
6.	Counterfeit Money	$ 15,000,000	$ 500,000
7.	Threats to Person	$NOT COVERED	$ NONE
8.	Computer System	$ 15,000,000	$ 500,000
9.	Voice Initiated Funds Transfer Instruction	$ 15,000,000	$ 500,000
10	Uncollectible Items of Deposit	$ 50,000	$ 2,500
11.	Audit Expense	$ 50,000	$ NONE

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-3

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Countersigned by_______________________________________

!CAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98)

FEDERAL INSURANCE COMPANY

Endorsement No. 3

Bond Number:        81844444

NAME OF ASSURED: FRIEDMAN BILLINGS RAMSEY GROUP, INC.

VIRGINIA AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by adding a new Section reading as follows: "Section 17.         Countersignature

Absence of a signature by an Authorized Representative on this Bond's DECLARATIONS will not affect the validity of this Bond when issued by the COMPANY on a risk located in Virginia. If, however, this Bond is not signed, please contact the COMPANY."

This Endorsement applies to loss discovered after 12:01 a.m. on January 23, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 24, 2006

State Amendatory-General Use
Form 17-02-1427 (Ed. 1-97)

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number:       81844444

NAME OF ASSURED: FRIEDMAN BILLINGS RAMSEY GROUP, INC.

DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on January 23, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 24, 2006

ICAP Bond
Form 17-02-2437 (Ed. 1-01)

FEDERAL INSURANCE COMPANY

Endorsement No. 1

Bond Number:        818444114

NAME OF ASSURED: FRIEDMAN BILLINGS RAMSEY GROUP, INC.

STOCKBROKERS EXCLUSION ENDORSEMENT

It is agreed that this Bond is amended by deleting paragraph (9), in its entirety, from the Definition of Employee and substituting the following:

(9)

any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company, except any employee of FBR INVESTMENT SERVICES, INC. who is not an officer of the ASSURED, while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

This Endorsement applies to loss discovered after 12:01 a.m. on January 23, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 24, 2006

ICAP Bond
Form 17-02-1254 (Rev. 5-98)

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.
On Premises	2.

Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:
		a.	in an armored motor vehicle, including loading and unloading thereof,
		b.	in the custody of a natural person acting as a messenger of the ASSURED, or
		c.

in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

			(1) written records,
			(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or
			(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Insuring Clauses
(continued)

Forgery Or Alteration	4.	Loss resulting directly from:
		a.

Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.

transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

		excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.
		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.
Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
		a.

acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

		(1) bear a Forgery or a fraudulently material alteration,
		(2) have been lost or stolen, or
		(3) be Counterfeit, or
		b.

guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.
Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.
Threats To Person	7.

Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.		Loss resulting directly from fraudulent:
		a.	entries of data into, or
		b.	changes of data elements or programs within,
		a Computer System, provided the fraudulent entry or change causes:
			(1) funds or other property to be transferred, paid or delivered,
			(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
			(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Insuring Clauses (continued)

Voice Initiated Funds Transfer Instruction	9.

Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,
		b.	made by a person purporting to be a Customer, and
		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.

Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a.	redemptions or withdrawals to be permitted,
		b.	shares to be issued, or
		c.	dividends to be paid,
		from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

		Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.
Audit Expense	11.

Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

General Agreements

Additional Companies	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:
Included As Assured

(1)        The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be    liable under this Bond if all such loss were sustained by any one of them.

(2)         Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)         Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)         If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.

The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

General Agreements (continued)
Additional Offices Or Employees - Consolidation Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.

If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or
(2) been caused or will be caused by an employee, or
(3) arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:
a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
c. on obtaining such consent, pays to the COMPANY an additional premium.
Change of Control Notice To Company	D.

 When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(3) the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.
Court Costs Attorneys' Fees

E.  The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an Employee admits to being guilty of Larceny or Embezzlement,
(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

General Agreements
Court Costs And Attorneys' Fees (continued)

(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions And
Limitations

Definitions	1.	As used in this Bond:
a.

Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.
		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.
d.

Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

		e.	Employee means:
(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,
(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,
(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,
(6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations
Definitions (continued)	(8)

each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or
b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,
(9)

any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.           which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.
Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions and Limitations
Definitions (continued)	f.

Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
	i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.
j.

Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.

Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l.

Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions and Limitations
Definitions (continued)	m.

Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

	n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
	o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.
	p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.
	q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.
2.	This bond does not directly or indirectly cover:
	a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;
b.

loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

	c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;
	d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
	e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
	f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;
	g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions and Limitations
General Exclusions - Applicable to All Insuring Clauses (continued)		h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:
(1) of any law regulating:
a. the issuance, purchase or sale of securities,
b. securities transactions on security or commodity exchanges or the over the counter market,
c. investment companies,
d. investment advisors, or
(2) of any rule or regulation made pursuant to any such law; or
		j.	loss of confidential information, material or data;
		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.
Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.	3.		This Bond does not directly or indirectly cover:
a.

loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)   to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or Property of the ASSURED;
		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;
		e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions and Limitations
Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1 (continued)		f.

loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;
h.

loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., and 5.	4.	This bond does not directly or indirectly cover:
a.

loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;
		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.
Limit Of Liability/Non-Reduction and Non-Accumulation Of Liability	5.

At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
		c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions and Limitations
Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)		d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

		All acts, as specified in c. above, of any one person which
		i. directly or indirectly aid in any way wrongful acts of any other person or persons, or
		ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:
		a. facts which may subsequently result in a loss of a type covered by this Bond, or
		b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third parry,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To company- Proof Legal Proceedings Against Company	7.	a. The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
		b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.
		c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
		d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.
		e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.
ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations
Notice To Company - Proof - Legal Proceedings Against Company (continued)		f. Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount	8.

The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.
Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

		OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions and Limitations (continued)
Securities Settlement	10.

 In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

		The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:
		a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;
		b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.           for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery	11.

In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

		Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:
		a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,
		b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,
		c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Subrogation - Assignment Recovery (continued)		d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.
		Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.
Cooperation Of Assured	12.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:
		a. submit to examination by the COMPANY and subscribe to the same under oath,
		b. produce for the COMPANY'S examination all pertinent records, and
		c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.

 If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

		This Bond will terminate as to any one ASSURED, other than an Investment Company:
		a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or
		b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or
		c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations
Termination (continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and
		b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
		a. the ASSURED,
		b. a Transportation Company, or
		c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.
Conformity	15.

If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.

This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations
Change or Modification (continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

PREMIUM BILL

Insured:             FRIEDMAN BILLINGS RAMSEY GROUP, INC.                      Date: January 24, 2006

Producer:           WOODRUFF-SAWYER & CO

Company:          FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
January 23, 2006	81844444	ONE YEAR RENEWAL - ICAP BOND		$ 88,893
To
March 23, 2007

0% Commission
			TOTAL	$ 88,893

FEDERAL INSURANCE COMPANY

Endorsement No: 4

Bond Number:          81844444

        NAME OF ASSURED            FRIEDMAN BILLINGS RAMSEY GROUP, INC.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FRIEDMAN BILLINGS RAMSEY GROUP, INC.

FBR Fund Advisers, Inc.

FBR Investment Services, Inc.

The FBR Funds - Delaware Trust consisting of the following Series:

(a) Small Cap Financial Fund

(b) Large Cap Financial Fund

(c) Small Cap Fund

(d) Large Cap Technology Fund

(e) Small Cap Technology Fund

(f)  Gas Utility Index Fund

(g) Pegasus Fund

(h) Fund for Government Investors

(i)  Maryland Tax-Free Portfolio

(j)  Virginia Tax-Free Portfolio

        This Endorsement applies to loss discovered after 12:01 a.m. on January 23, 2006.

         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2006

ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                                                                                Page 1

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
A CAPITAL STOCK COMPANY
175 WATER STREET, NEW YORK, NY 10038

FOLLOW FORM BOND

DECLARATIONS

BOND NUMBER: 625-69-58

ITEM 1.       NAMED INSURED: FRIEDMAN BILLINGS RAMSEY GROUP INC

ADDRESS:             1001 NINTEENTH STREET NORTH
ARLINGTON, VA 22209

ITEM 2.      BOND PERIOD: FROM January 23, 2006     TO March 23, 2007
AT 12:01 STANDARD TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3.       LIMIT OF LIABILITY: $10,000,000       Excess of $15,000,000 in the Aggregate
                      of       $0

ITEM 4.      SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY
THE "UNDERLYING PROGRAM"):

Primary Policy (herein "Primary Policy"):

Insurer:
Policy Number	Single Loss Limit	Aggregate Limit	Deductible	Policy Period
Chubb Group of Insurance Companies 81844444	$15,000,000	$0	$250,000	01/23/2006-03/23/2007

Underlying Excess Policy(ies):

Insurer:
Policy Number	Single Loss Limit	Aggregate Limit	Policy Period

7231040

63674 (10/95)

1

ITEM 5.      The liability of the Underwriter is subject to the terms of the following riders attached hereto:

#1,#2,#3,#4,#5,#6

ITEM 6.      The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No (s) 978-10-97 such termination or cancellation to be effective as of the time this bond becomes effective.

COUNTERSIGNATURE & DATE	COUNTERSIGNED AT

7231040

63674 (10/95)

2

POLICYHOLDER DISCLOSURE STATEMENT
UNDER
TERRORISM RISK INSURANCE ACT OF 2002

You are hereby notified that under the federal Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, you now have a right to purchase insurance coverage for losses arising out of an Act of Terrorism, which is defined in the Act as an act certified by the Secretary of the Treasury (i) to be an act of terrorism, (ii) to be a violent act or an act that is dangerous to (A) human life; (B) property or (C) infrastructure, (iii) to have resulted in damage within the United States, or outside of the United States in case of an air carrier or vessel or the premises of a U.S. mission and (iv) to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. You should read the Act for a complete description of its coverage. The Secretary's decision to certify or not to certify an event as an Act of Terrorism and thus covered by this law is final and not subject to review. There is a $50 billion dollar annual cap on all losses resulting from Acts of Terrorism above which no coverage will be provided under this policy and under the Act unless Congress makes some other determination.

For your information, coverage provided by this policy for losses caused by an Act of Terrorism may be partially reimbursed by the United States under a formula established by the Act. Under this formula the United States pays 90% of terrorism losses covered by this law exceeding a statutorily established deductible that must be met by the insurer, and which deductible is based on a percentage of the insurer's direct earned premiums for the year preceding the Act of Terrorism.

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

Insured Name: FRIEDMAN BILLINGS RAMSEY GROUP INC

Policy Number: 625-69-58
Policy Period Effective Date From: January 23, 2006                To: March 23, 2007

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY
175 WATER STREET, NEW YORK, NY 10038

FOLLOW FORM BOND

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words "you" and "your" refer to the Named Insured as shown in Item 1 of the Declarations. The words "we", "us" and "our" refer to the Company providing this Bond.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.       Coverage

A.      We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of liability of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.        The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons, organizations making claims or bringing suits.

II.      Definition

A.       Ultimate Net Loss

The term "Ultimate Net Loss" means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible Bonds, except however the Underlying Bond shown in Item 4 of the Declarations.

III.     Conditions

A.       Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.       Cancellation

1.      You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

ENDORSEMENT# 1

This endorsement, effective 12:01 am      January 23, 2006      forms a part of policy number 625-69-58 issued to FRIEDMAN BILLINGS RAMSEY GROUP INC

by       National Union Fire Insurance Company of Pittsburgh, Pa,

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

END 001

89644 (7/05)                                                                                                                              Page 1 of 1

RIDER# 2

This rider, effective            12:01 am    January 23, 2006   forms a part of bond number 625-69-58 issued to FRIEDMAN BILLINGS RAMSEY GROUP INC

by       National Union Fire Insurance Company of Pittsburgh, Pa.

Excess Drop Down Rider

It is agreed that:

  It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $15,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

  If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

  However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

  Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER 2

RIDER 3

RIDER# 3

This rider, effective             12:01 am      January 23, 2006   forms a part of bond number 625-69-58 issued to FRIEDMAN BILLINGS RAMSEY GROUP INC

by      National Union Fire Insurance Company of Pittsburgh, Pa.

Amend Terms & Conditions

1.            It is hereby understood and agreed that below listed entity(ies) and its respective employees are specifically excluded under the attached Bond.

   FBR Bank & Trust

2.            Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

RIDER 3

ENDORSEMENT# 4

This endorsement, effective 12:01 am       January 23, 2006      forms a part of policy number 625-69-58 issued to FRIEDMAN BILLINGS RAMSEY GROUP INC

by           National Union Fire Insurance Company of Pittsburgh, Pa.

VIRGINIA CANCELLATION AND NONRENEWAL ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "Insured" means the Named Corporation, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.

In consideration of the premium charged, it is hereby understood and agreed the cancellation provision of this policy is deleted in its entirety and replaced by the following:

This policy may be cancelled by the named Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer when thereafter such cancellation shall be effective. This policy may also be cancelled or nonrenewed by the Insurer by delivering or mailing to the named Insured written notice stating when not less than forty-five (45) days thereafter (fifteen (15) days thereafter if cancellation is for failure to pay premium when due) the cancellation or nonrenewal shall be effective. If the policy shall be cancelled by the Insurer, the refund shall be pro rata. If this policy shall be cancelled by the Insured, the refund shall be 90% pro rata of the premium.

Notice by the Insurer shall state the reason(s) for cancellation or nonrenewal and shall advise the Insured of the right to request in writing, within 15 days of the receipt of notice that the Commissioner of Insurance review the action of the Insurer. If notice of cancellation or nonrenewal is mailed by the Insurer it shall be sent by:

1.       (a) registered or certified mail, or

(b) other first class mail and the Insurer shall, at the time of mailing, obtain a written receipt from the United States Postal Service showing the name and address of the named Insured stated in the policy;

2.      The Insurer shall retain a duplicate copy of the notice of cancellation or refusal to renew for at least one year; and

3.      At the time of mailing the Insurer shall endorse, upon the duplicate copy of the notice, a certificate showing that the duplicate is a copy of the notice that was sent to the named Insured (i) by registered or certified mail, or (ii) by regular mail for which the postal receipt was obtained.

All other terms, conditions and exclusions shall remain the same.

END 004

RIDER# 5

This rider, effective              12:01 am    January 23, 2006   forms a part of bond number 625-69-58 issued to FRIEDMAN BILLINGS RAMSEY GROUP INC

by       National Union Fire Insurance Company of Pittsburgh, Pa.

AIG Non-Stacking

In consideration of the premium charged, it is hereby understood and agreed that if any claim under this policy is also covered by one or more other policies issued by the Insurer, or by any other member of the American International Group, to the person or entity named in Item 1 of the Declarations or to any person who controls, is controlled by or is under common control with, said person or entity, then with respect to such claim:

  the Insurer shall not be liable under this policy for a greater proportion of the loss than the applicable limit of liability under this policy bears to the total applicable limits of liability of all such policies, and the maximum amount payable under all such policies shall not exceed the limit of liability of that policy referred to above which has the highest applicable limit of liability.

Nothing contained in this endorsement shall be construed to increase the limit of liability of this policy.

All other terms and conditions of the policy remain unchanged.

RIDER 5

ENDORSEMENT# 6

This endorsement, effective 12:01 am    January 23, 2006    forms a part of policy number 625-69-58 issued to FRIEDMAN BILLINGS RAMSEY GROUP INC.

by    National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	Follow Form Bond - Dec
81285	01/03	Tria Dec Disclosure Form
63675	03/03	Follow Form Bond - guts
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OF AC) Excess Drop Down Rider Amend Terms & Conditions
52172	01/97	VIRGINIA AMENDATORY - CANCELLATION/ NONRENEWAL
78859	10/01	AIG Non-Stacking
FORMS INDEX ENDORSEMENT

Chubb Group of Insurance Companies  DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT

          15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81844444

FRIEDMAN BILLINGS RAMSEY GROUP, INC.

          FEDERAL INSURANCE COMPANY

1001 NINETEENTH STREET NORTH  Incorporated under the laws of Indiana

ARLINGTON, VA 22209     a stock insurance company herein called the COMPANY

          Capital Center, 251 North Illinois, Suite 1100

          Indianapolis, IN  46204-1927

ITEM 1.     BOND PERIOD:      from 12:01 a.m. on     January 23, 2006

          to    12:01 a.m. on     March 23, 2007

ITEM 2.     LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted.  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

DEDUCTIBLE

INSURING CLAUSE	LIMIT OF LIABILITY	AMOUNT
1. Employee	$ 15,000,000	$ 500,000
2. On Premises	$ 15,000,000	$ 500,000
3. In Transit	$ 15,000,000	$ 500,000
4. Forgery or Alteration	$ 15,000,000	$ 500,000
5. Extended Forgery	$ 15,000,000	$ 500,000
6. Counterfeit Money	$ 15,000,000	$ 500,000
7. Threats to Person	$ NOT COVERED	$ NONE
8. Computer System	$ 15,000,000	$ 500,000
9. Voice Initiated Funds Transfer Instruction	$ 15,000,000	$ 500,000
10 Uncollectible Items of Deposit	$ 50,000	$ 2,500
11. Audit Expense	$ 50,000	$ NONE

ITEM 3.     THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 3

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by

Authorized Representative

JOINT INSURED BOND AGREEMENT

This Joint Insured Bond Agreement ("Agreement") is entered into this  26  day of  April 2006, by and among The FBR Funds, a Delaware Trust, consisting of eight separate Series, FBR Pegasus Fund, FBR Large Cap Financial Fund, FBR Small Cap Financial Fund, FBR Small Cap Fund, FBR Large Cap Technology Fund, FBR Small Cap Technology Fund, FBR Gas Utility Index Fund, and FBR Fund for Government Investors, and Friedman, Billings, Ramsey Group, Inc. and its subsidiaries.

Recitals

Whereas the Funds must provide and maintain a bond against larceny and embezzlement which shall be issued by a reputable fidelity insurance company.

Whereas the Funds choose to obtain such bonding in the form of a joint insured bond ("Bond").

Whereas the Bond shall be in an amount at least equal to the sum of the total amount of coverage which each Fund would be required to maintain individually.  The Bond shall be allocated among the Funds so that the minimum amounts necessary to meet the minimum amount of coverage on the schedule set forth in Rule 17g-1(d) under the Investment Company Act of 1940, as amended ("1940 Act"), is allocated to each of the Funds.  It is agreed that each Fund shall pay its prorata portion of the premium.  The allocations hereunder shall be made at least annually and this Agreement shall remain in force annually and shall be renewed each year.

Witnesseth

In consideration of the above recitals, now, therefore, the parties hereto agree as follows:

The Funds hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Funds, each Fund sustaining a loss shall receive an equitable and proportionate share of the recovery at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act.

In witness whereof, the undersigned have executed this Agreement as of the date first above written.

The FBR Funds	Friedman, Billings, Ramsey Group, Inc.

_/s/ Susan L. Silva_____________	_/s/ Richard B. Nash_____________
Susan L. Silva, Treasurer	Richard B. Nash, Corporate Secretary

CERTIFICATION OF RESOLUTION OF THE BOARD OF TRUSTEES FOR THE FBR FUNDS ADOPTING THE FIDELITY BOND

I, Kimberly J. Bradshaw, Secretary of The FBR Funds (the "Trust"), hereby certify that the following resolutions were adopted by the Trust's Board of Trustees, including a majority of those Trustees who are not "interested persons" as defined in the Investment Company Act of 1940, as amended ("1940 Act"), at a meeting held April 26, 2006, at which a quorum was present and acting throughout, and that said resolution has not been revoked or amended and is now in full force and effect:

RESOLVED, that the Joint Fidelity Bond Agreement entered into between each of the separate series of the Trust ("Funds") and Friedman, Billings, Ramsey Group, Inc and its affiliates in the form presented to this meeting be, and hereby is, approved, and the appropriate officers of the Trust be, and they hereby are, authorized to execute said Agreement, and it is

FURTHER RESOLVED, first by the Independent Trustees of the Trust, then by the entire Board, that, having given due consideration to the value of the aggregate assets of each of the Funds to which any officer or employee of the Trust may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held in the portfolios of each of the Funds, it is hereby determined that the fidelity bond in the coverage amounts proposed at the Meeting is reasonable as to form and amount; and it is

FURTHER RESOLVED, first by the Independent Trustees, then by the entire Board, that, having taken all relevant factors into consideration, including but not limited to the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the Insurance Coverage, the amount of the premium for the Insurance Coverage, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Funds is less than the premium the Funds would have had to pay if it had provided and maintained a single insured bond, the portion of the premium allocable to the Funds is hereby approved for payment; and it is

FURTHER RESOLVED, that the proper officers be, and they hereby are, authorized to execute, with the advice of counsel, the Insurance Coverage on behalf of the Funds; and it is

FURTHER RESOLVED, that each of the President, any Vice President, the Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Funds with respect to the Joint Fidelity Bond.

IN WITNESS HEREOF I have duly set my hand this 6th day of July, 2006.

/s/ Kimberly J. Bradshaw
Kimberly J. Bradshaw
Secretary, The FBR Funds